EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report

Yes - Spacecom Agreement

Tel Aviv, Israel – December 17, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s previous reports concerning the agreement between a subsidiary of the Company, D.B.S. Satellite Services (1998) Ltd (”yes”), and Space Communications Ltd (“Spacecom”), by which yes leases space segments on existing satellites Amos 3 and Amos 7 and as part of which Spacecom undertook to lease to yes space segments on the to-be-constructed satellite Amos 8 from the start of its operations (“the 2017 Agreement”); and concerning the notice by Spacecom in September 2018 that the agreement in which it had contracted for production of the Amos 8 satellite would be canceled and it was examining alternatives available to it in this connection since it was possible changes would be required in the 2017 Agreement; and in light of yes’s assessment that cancellation of that contract is likely to lead to a postponement of the start of operations of Amos 8 from the intended date under the 2017 Agreement and yes’s right under the 2017 Agreement not to lease segments on Amos 8 in the event of said delay, the Company announces as follows:

1.	After the Boards of Directors of yes and the Company received the recommendation of the Independent Committee appointed to assess the various alternatives available to yes (“the Committee”), notice was provided on December 16, 2018 to Spacecom that yes would not act to modify the 2017 Agreement and will retain its right not to lease segments in the event of the above said delay. In light of the foregoing, yes will continue to assess the various alternatives available to it.

2.	To the best of the Company’s knowledge, as of the date of the Immediate Report and according to the information made available to the Company by Eurocom Communications Ltd, the controlling shareholder (indirectly) of the Company, which is in liquidation (“Eurocom Communications”), the relationship between it and Spacecom has been cut, since the court had appointed a receiver for the Spacecom shares held by Eurocom Communications (“Spacecom Shares in Receivership”), who is the holder of all the voting rights derived therefrom (“the Receiver”), and accordingly, in light of the fact as notified to the Company, the value of the collateral held by the Receiver including the value of the Spacecom Shares in Receivership, as of the date of the Immediate Report, does not exceed the size of the debt for which the Receiver was appointed. Therefore, as of the date of the Immediate Report, a modification of the 2017 Agreement is not a transaction in which Eurocom Communications has a personal interest.

3.	Further to the foregoing, the Company’s Board of Directors has decided upon ending the work of the Committee.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.